Titan Medical to Host Business Update Conference Call on February 6, 2018

TORONTO, Jan. 30, 2018 -- Titan Medical Inc. (“Titan” or the “Company”) (TSX:TMD) (OTCQB:TITXF), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in minimally invasive surgery (“MIS”), announces that management will host a conference call on Tuesday, February 6, 2018 at 4:30 p.m. ET to provide a business update on Titan Medical’s SPORT Surgical System. Ricardo Estape, M.D., renowned robotic gynecologic oncology surgeon with South Miami Gynecology Oncology Group, will participate in the call and provide thoughts on his experience with Titan’s SPORT single port system in validation studies conducted at the Florida Hospital Nicholson Center, one of the Company’s three centers of excellence.

To access the conference call, the dial-in numbers are (866) 595-8403 (U.S. and Canada toll free), and (706) 758-9979 (International). All listeners should provide the operator with the following conference ID: 6886519.

Following the conclusion of the conference call, a replay will be available through February 12, 2018 and can be accessed by dialing (855) 859-2056 (U.S. and Canada toll free), and (404) 537-3406 (International). All listeners should provide the operator with the following conference ID: 6886519. The call will also be archived on the Company’s website for a period of time at www.titanmedicalinc.com.

About Titan Medical Inc.

Titan Medical Inc. is a Canadian public company focused on research and development through to the planned commercialization of computer-assisted robotic surgical technologies for application in minimally invasive surgery. The Company is currently developing the SPORT Surgical System, a single-port robotic surgical system. The SPORT Surgical System is comprised of a surgeon-controlled patient cart that includes a 3D high definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides the surgeon with an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body during MIS procedures. With the SPORT Surgical System, the Company aims to pursue a broad set of surgical indications, including general abdominal, gynecologic and urologic procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Contacts:

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com